EXHIBIT NO. 11

ROTARY POWER INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE
(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

	Six Months Ended June 30,
	2001	2000

BASIC
Shares outstanding, beginning of period	11,482,855	6,212,855
Weighted average number of shares issued	3,339,222	460,998

Weighted average number of common shares outstanding	14,822,077	6,673,853

Loss before extraordinary item	$(1,342,801)	$--

Net income (loss)	$2,142,672	$(918,882)

Loss before extraordinary item per common share	$(0.09)	$--

Net income (loss) per common share	$0.14)	$(0.14)

DILUTED
Weighted average number of common and common equivalent shares outstanding as adjusted to full dilution	19,094,895	7,570,556

Loss before extraordinary item	$(1,342,801)	$--

Net income (loss)	$2,142,672	$(918,882)

Loss before extraordinary item per common share	$(0.07)*	$--

Net income (loss) per common share	$0.11	$(0.12)*

* These calculations are submitted in accordance with SEC requirements, although they are not in accordance with SFAS No. 128 because they are anti-dilutive.